UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Stevanato Group S.p.A.

Interim report

for the three months ended March 31, 2024

INTRODUCTION

The financial information of Stevanato Group included in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro”, “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars”, “USD” and “$” refer to the currency of the United States of America (the “United States”).

Certain totals in the tables included in this document may not add due to rounding. The financial data in the Management Discussion and Analysis of Financial Condition and Results of Operations is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in Euro.

This Interim Report is unaudited.

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group”, the “Company” and, together with its subsidiaries, the “Group”). These forward-looking statements include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, “anticipate”, “will”, “plan”, “may”, “forecast”, “result”, and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called "golden powers"); (xvi) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; (xvii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xviii) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xix) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xx) we depend in part on proprietary technology licensed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxi) we are obligated to maintain proper and effective internal controls over financial reporting. Our internal controls were not effective for the year ended December 31, 2023, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

ii

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” below and “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 7, 2024.

iii

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2024

Stevanato Group S.p.A.

Interim consolidated income statement

for the three months ended March 31, 2024 and 2023

(Unaudited)

		For the three months ended March 31,
		2024	2023
		(EUR thousand)
	Notes
Revenue	9	235,994	237,992
Cost of sales	10	173,797	161,733
Gross Profit		62,197	76,259

Other operating income	11	1,344	1,214
Selling and marketing expenses	12	5,792	6,066
Research and development expenses	12	10,754	8,550
General and administrative expenses	12	21,705	22,208
Operating Profit		25,290	40,649

Finance income	13	4,149	4,404
Finance expense	14	3,763	9,003
Profit Before Tax		25,676	36,050

Income taxes	15	6,864	7,767
Net Profit		18,812	28,283

Net Profit attributable to:
Equity holders of the parent		18,814	28,265
Non-controlling interests		(2)	18
		18,812	28,283

Earnings per share
Basic earnings per ordinary share (in EUR)	16	0.07	0.11
Diluted earnings per ordinary share (in EUR)	16	0.07	0.11

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of comprehensive income

for the three months ended March 31, 2024 and 2023

(Unaudited)

		For the three months ended March 31,
		2024	2023
		(EUR thousand)
	Notes
Net Profit		18,812	28,283

Gains/(losses) from remeasurement of employee defined benefit plans		138	(81)
Tax effect relating to those components of OCI		(10)	21
Other comprehensive income/(loss) that will not be classified subsequently to profit or loss		128	(60)

Exchange difference on translation of foreign operations	26	7,374	3,949
Changes in the fair value of cash flow hedging instruments		(78)	928
Changes in the time value element - cost of hedge		(14)	(421)
Tax effect relating to those components of OCI		45	(396)
Other comprehensive income that might be classified subsequently to profit or loss		7,327	4,060

Total other comprehensive income, net of tax		7,455	4,000

Total Comprehensive Income		26,267	32,283

Attributable to:
Equity holders of the parent		26,269	32,258
Non-controlling interests		(2)	25
		26,267	32,283

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of financial position

at March 31, 2024 and at December 31, 2023

(Unaudited)

		At March 31,	At December 31,
		2024	2023
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill		49,983	49,983
Intangible assets	17	31,052	30,985
Right of use assets	19	17,982	18,249
Property, plant and equipment	18	1,089,433	1,028,489
Financial assets - investments FVTPL		675	676
Other non-current financial assets	20	4,677	5,052
Deferred tax assets	15	79,149	76,251
		1,272,951	1,209,685
Current assets
Inventories	21	283,092	255,321
Contract assets	22	178,760	172,580
Trade receivables	22	220,959	301,769
Other current financial assets	20	3,328	4,382
Tax receivables	23	16,347	14,338
Other receivables	24	50,969	43,900
Cash and cash equivalents	25	186,332	69,602
		939,787	861,892
Total assets		2,212,738	2,071,577
Equity and liabilities
Equity
Share capital	26	22,232	21,698
Reserves and retained earnings	26	1,289,324	965,202
Net profit attributable to equity holders of the parent	26	18,814	145,631
Equity attributable to equity holders of the parent		1,330,370	1,132,531
Non-controlling interests	26	57	115
Total equity		1,330,427	1,132,646

Non-current liabilities
Non-current financial liabilities	27	280,536	255,639
Employees benefits	29	7,407	7,413
Non-current provisions	31	3,942	3,975
Deferred tax liabilities	15	10,216	9,624
Non-current advances from customers	34	41,114	39,418
Other non-current liabilities	32	50,884	48,474
		394,099	364,543
Current liabilities
Current financial liabilities	27	96,232	143,277
Current provisions	31	1,133	1,063
Trade payables	33	239,381	277,815
Contract liabilities	34	25,765	22,306
Advances from customers	34	13,665	22,892
Tax payables	23	39,813	30,798
Other liabilities	33	72,223	76,237
		488,212	574,388
Total liabilities		882,311	938,931
Total equity and liabilities		2,212,738	2,071,577

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the three months ended March 31, 2024 and 2023

(Unaudited)

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2024		21,698	389,312	(27,233)	2,241	(83)	(287)	(10,976)	757,859	1,132,531	115	1,132,646
Other comprehensive income	26	—	—	—	(36)	(11)	128	7,374	—	7,455	—	7,455
Net profit	26	—	—	—	—	—	—	—	18,814	18,814	(2)	18,812
Total comprehensive income		—	—	—	(36)	(11)	128	7,374	18,814	26,269	(2)	26,267
Change in the consolidated group		—	—	—	—	—	—	—	56	56	(56)	—
Capital increase	26	534	174,376	—	—	—	—	—	—	174,910	—	174,910
Accessory costs to capital increase	26	—	(5,420)	—	—	—	—	—	—	(5,420)	—	(5,420)
Taxes relating to capital increase costs	26	—	1,301	—	—	—	—	—	—	1,301	—	1,301
Share-based incentive plans	26	—	—	—	—	—	—	—	728	728	—	728
Other	26	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Total effects		534	170,257	—	—	—	—	—	779	171,570	(56)	171,514
At March 31, 2024		22,232	559,569	(27,233)	2,205	(94)	(159)	(3,602)	777,452	1,330,370	57	1,330,427

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2023		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910
Other comprehensive income		—	—	—	431	(320)	(60)	3,942	—	3,993	7	4,000
Net profit		—	—	—	—	—	—	—	28,265	28,265	18	28,283
Total comprehensive income		—	—	—	431	(320)	(60)	3,942	28,265	32,258	25	32,283
Share-based incentive plans		—	—	—	—	—	—	—	2,217	2,217	—	2,217
Other		—	—	—	—	—	—	—	69	69	—	69
Total effects		—	—	—	—	—	—	—	2,286	2,286	—	2,286
At March 31, 2023		21,698	389,312	(27,740)	5,802	(499)	(134)	(11,669)	653,904	1,030,675	(195)	1,030,480

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the three months ended March 31, 2024 and 2023

(Unaudited)

		For the three months ended March 31,
		2024	2023
		(EUR thousand)
	Notes
Operating activities
Profit before tax		25,676	36,050
Adjustments:
- depreciation and impairment of property, plant and equipment	18	17,811	14,478
- amortization of intangible assets and right of use assets	17, 19	3,854	3,891
- allowance for doubtful accounts		(205)	(35)
- net interest expense/(income)		1,388	808
- loss from the disposal of non-current assets		47	—
Change in other provisions		922	803
Change in employee benefits		70	86
Other non-cash expenses, net		(2,118)	4,873
Working capital changes:
- inventories and contract assets		(34,191)	(39,857)
- trade receivables and other assets		73,570	132
- trade payables, contract liabilities, advances and other liabilities		(14,524)	18,759
Interest paid		(670)	(865)
Interest received		173	244
Income tax paid		(211)	(2,232)
Net Cash Flows from operating activities		71,592	37,135
Cash Flow from investing activities
Purchase of property, plant and equipment		(100,534)	(127,730)
Proceeds from sale of property plant and equipment		4	1
Purchase of intangible assets		(2,178)	(1,050)
Proceeds from investments in financial assets		768	(29)
Proceeds from life insurance policies redemption		—	13,954
Acquisition of a subsidiary		(175)	—
Net Cash Flows used in investing activities		(102,115)	(114,854)
Cash Flow from financing activities
Net proceeds from follow on offering of ordinary shares	25	170,528	—
Payment of principal portion of lease liabilities		(1,267)	(1,634)
Proceeds from borrowings		50,000	14,871
Repayments of borrowings		(72,399)	(5,191)
Net Cash Flows from financing activities		146,862	8,046

Net change in cash and cash equivalents		116,339	(69,673)
Net foreign exchange differences on cash and cash equivalents		391	(304)
Cash and cash equivalents at January 1		69,602	228,740
Cash and cash equivalents at March 31		186,332	158,763

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Unaudited)

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to become a global player in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic, analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has nine production plants for manufacturing and assembly of bio-pharma, and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), six plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and the United States) and two commercial offices (in Japan and the United States). The Group is expanding its global capacity primarily for its high-value solutions products. In Italy, the new facilities in Piombino Dese and in Latina started commercial production in 2023. In the United States, the Group is advancing the build out of its new EZ-fill® manufacturing hub in Fishers, Indiana. In late 2023, the plant launched customer validations which are expected to continue into 2026 as part of the planned multi-year ramp-up, with commercial operations expected to start in the second half of 2024. The global footprint allows the Group to sell products and provide services in more than 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 73.73% of its share capital.

On July 16, 2021, Stevanato Group began trading on the New York Stock Exchange under the STVN ticker.

2.
Authorization of Unaudited Interim Condensed Consolidated Financial Statements and compliance with international financial reporting standards

These Unaudited Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on May 8, 2024 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2023 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies adopted are consistent with those used at December 31, 2023, except as described in Note 3 - Basis of preparation for the Unaudited Interim Condensed Consolidated Financial Statements “New standards, amendments and interpretations”.

3.
Basis of preparation for Unaudited Interim Condensed Consolidated Financial Statements

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Unaudited Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Impairment tests of non-current assets (including goodwill and assets with an indefinite useful life for which impairment tests are performed for the preparation of the annual Consolidated Financial Statements) are not performed for the preparation of the Unaudited Interim Condensed Consolidated Financial Statements unless impairment indicators have been identified.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These Unaudited Interim Condensed Consolidated Financial Statements include the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of financial position, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated cash flow statement and the accompanying condensed notes. The Unaudited Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Company’s management considers that there are currently no material uncertainties that may cast significant doubts over this assumption. Management has formed a judgment that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than one year after the date the financial statements are approved to be issued.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Consolidated Financial Statements for the year ended December 31, 2023, except for the adoption of new standards and amendments effective from January 1, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and new standards effective from January 1, 2024 were adopted for the first time in 2024 and did not have a material impact on the Unaudited Interim Condensed Consolidated Financial Statements of the Group:

In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024.

In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024.

In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective on or after January 1, 2024.

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2025 or subsequent years are listed below:

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies' financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. There are no changes in the scope of consolidation for the periods presented in this Unaudited Interim Condensed Consolidated Financial Statements.

Subsidiaries

The Unaudited Interim Condensed Consolidated Financial Statements of the Group include the following companies controlled directly or indirectly through the subsidiaries Stevanato Group International a.s., Balda Medical GmbH, Spami S.r.l. by the parent company Stevanato Group S.p.A.:

				% equity interest
Name	Segment	Description	Country of incorporation	Mar. 31, 2024	Dec. 31, 2023
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Perugini S.r.l.	Engineering	Production of consumables and mechanical components for industrial machines	Italy	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Service company	Mexico	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA	Biopharmaceutical and Diagnostic Solutions	Research and development	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	100%	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production of metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	100%

Non-controlling interests

The equity and the net profit attributable to non-controlling interests at March 31, 2024 relate to Medical Glass a.s. in which the Group holds a 99.74% interest.

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly related to difficulties in meeting the obligations associated with financial liabilities that are settled in cash or other financial assets, and to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity risk, arising from the fluctuation in commodities price, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price market can cause significant business challenges that can, in turn, affect production costs, product pricing, margins and cash flows, value of assets and liabilities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and, if required, through the use of derivative financial instruments.

The Unaudited Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 38 of the Consolidated Financial Statements at and for the year ended December 31, 2023.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
		2024	2024	2023	2023	2023
CHINA	CNY	7.8048	7.8144	7.3419	7.4763	7.8509
UNITED STATES	USD	1.0858	1.0811	1.0730	1.0875	1.1050
MEXICO	MXN	18.4492	17.9179	20.0431	19.6392	18.7231
DENMARK	DKK	7.4563	7.4580	7.4429	7.4485	7.4529
BRAZIL	BRL	5.3752	5.4032	5.5750	5.5158	5.3618
SWITZERLAND	CHF	0.9491	0.9766	0.9925	0.9968	0.9260
JAPAN	JPY	161.1500	163.4500	141.9806	144.8300	156.3300

7.
Seasonality of operations

The Group is not impacted by seasonality.

8.
Segment Information

Management identifies two operating segments, based on the internal organization and reporting structure of the Group. The criteria used to identify the Group’s operating segments are consistent with the way the chief operating decision-maker (identified in the Chief Executive Officer of Stevanato Group S.p.A.) assigns resources and monitors performance. The two operating segments are:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables. This segment deals mainly with the development and manufacturing of Drug Containment Solutions (DCS), In-Vitro Diagnostic Solutions (IVD) and Drug Delivery Systems (DDS). The business model is complex and requires constant cooperation with each customer for the development of the specific products they need, and it is based on sophisticated technical and industrial processes. This segment also delivers analytical and regulatory support services focused on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering segment designs, develops and produces equipment and machinery for internal use and for external customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring that the machines are correctly calibrated and properly functioning. The after-sales services mainly consist of providing spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	As at and for the three months ended March 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	198,932	37,062	235,994	—	235,994
Inter-segment	492	40,279	40,771	(40,771)	—
Revenue	199,424	77,341	276,765	(40,771)	235,994
Cost of sales	145,349	63,967	209,316	(35,519)	173,797
Gross Profit	54,075	13,374	67,449	(5,252)	62,197

Other operating income	1,380	38	1,418	(74)	1,344
Selling and marketing expenses	5,086	839	5,925	(133)	5,792
Research and development expenses	5,971	3,819	9,790	964	10,754
General and administrative expenses	16,213	3,582	19,795	1,910	21,705
Operating Profit	28,185	5,172	33,357	(8,067)	25,290

of which amortization and depreciation	21,037	1,000	22,037	(371)	21,666

Total assets	1,660,888	554,015	2,214,903	(2,165)	2,212,738
Total liabilities	595,399	395,148	990,547	(108,235)	882,311

	For the three months ended March 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	195,549	42,443	237,992	—	237,992
Inter-segment	404	49,360	49,764	(49,764)	—
Revenue	195,953	91,803	287,757	(49,764)	237,992
Cost of sales	129,972	71,914	201,886	(40,153)	161,733
Gross Profit	65,981	19,889	85,870	(9,611)	76,259

Other operating income	1,262	—	1,262	(48)	1,214
Selling and marketing expenses	2,878	758	3,637	2,430	6,066
Research and development expenses	6,545	1,309	7,854	696	8,550
General and administrative expenses	19,071	3,824	22,895	(687)	22,208
Operating Profit	38,749	13,998	52,747	(12,098)	40,649

of which amortization and depreciation	17,446	910	18,356	13	18,369

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the equipment manufactured by the Engineering segment for use by the Biopharmaceutical and Diagnostic Solutions segment. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to Biopharmaceutical and Diagnostic Solutions segment and Engineering segment.

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the three months ended March 31,
	2024	2023
	(EUR thousand)
Segments Operating Profit	33,357	52,747
Finance income	4,149	4,404
Finance expense	3,763	9,003
Inter-segment elimination and unallocated items	(8,067)	(12,098)
Profit Before Tax	25,676	36,050

For the three months ended March 31, 2024, the Group served a customer who constituted 12.9% of consolidated revenue, equal to approximately EUR 30.6 million, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

For the three months ended March 31, 2023, the Group served a customer that constituted more than 10% of consolidated revenue, equal to EUR 26.2 million, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

9.
Revenue from contracts with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended March 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	87,969	—	87,969
Revenue from other containment and delivery solutions	110,963	—	110,963
Revenue from engineering	—	37,062	37,062
Total revenue from contracts with customers	198,932	37,062	235,994

Geographical markets
EMEA	119,311	21,913	141,224
APAC	16,831	2,332	19,163
North America	57,587	11,466	69,053
South America	5,203	1,351	6,554
Total revenue from contracts with customers	198,932	37,062	235,994

Timing of revenue recognition
Goods and services transferred at a point in time	193,097	5,107	198,204
Goods and services transferred over time	5,835	31,955	37,790
Total revenue from contracts with customers	198,932	37,062	235,994

	For the three months ended March 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	76,705	—	76,705
Revenue from other containment and delivery solutions	118,844	—	118,844
Revenue from engineering	—	42,443	42,443
Total revenue from contracts with customers	195,549	42,443	237,992

Geographical markets
EMEA	125,834	24,527	150,362
APAC	16,500	8,806	25,306
North America	47,761	8,928	56,689
South America	5,453	182	5,635
Total revenue from contracts with customers	195,549	42,443	237,992

Timing of revenue recognition
Goods and services transferred at a point in time	193,079	3,041	196,120
Goods and services transferred over time	2,470	39,403	41,873
Total revenue from contracts with customers	195,549	42,443	237,992

Revenue is disclosed by nature according to the goods and services provided by our operating segments. Revenue realized by the Biopharmaceutical and Diagnostic Solutions segment includes:

- High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how and which are characterized by particular complexity or high performance; and

- Other containment and delivery solutions.

The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific). Revenue by geographical markets is based on the end customer location.

Contract balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At March 31,	At December 31,
	2024	2023
	(EUR thousand)
Trade receivables	220,959	301,769
Contract assets	178,760	172,580
Contract liabilities	(25,765)	(22,306)
Advances from customers	(13,665)	(22,892)
Non-current advances from customers	(41,114)	(39,418)

The contract assets mainly relate to the Group’s right to receive payment for production from construction contracts not yet invoiced as of the balance sheet date. The amounts recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to receive payment.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended March 31,
	2024	2023
	(EUR thousand)
Cost of materials	83,576	81,381
Direct industrial labor	37,756	36,777
Indirect industrial labor	20,858	17,200
Industrial depreciation and amortization	18,471	15,171
Other costs of sales	13,137	11,204
Total Cost of sales	173,797	161,733

Cost of sales mainly pertains to the cost of materials, components and labor expenses related to the production and distribution of our goods and services. Cost of sales for the three months ended March 31, 2024 also includes depreciation and amortization of EUR 18,471 thousand (EUR 15,171 thousand for the three months ended 2023), as well as industrial capitalized costs for the machinery and equipment built within the Group, subcontracting work and industrial overheads.

For the three months ended March 31, 2023, cost of sales benefited from a EUR 3,004 thousand grant provided by the Italian government to help businesses offset the significant rise in utilities costs. The grants, which subsidized the price increases from electricity and natural gas consumed during the period, were in effect through the second quarter of 2023.

11.
Other operating income

Other operating income for the three months ended March 31, 2024 and 2023, amounted to EUR 1,344 thousand and EUR 1,214 thousand, respectively, relating mainly to (i) contributions received from customers and other business partners, in connection with collaboration agreements relating to development projects, where both parties share risks and benefits, (ii) certain insurance refunds, and (iii) government grants. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended March 31,
	2024	2023
	(EUR thousand)
Selling and marketing expenses	5,792	6,066
Research and development expenses	10,754	8,550
General and administrative expenses	21,705	22,208
Total Expenses	38,251	36,824

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations and to business development and events costs, travel expenses, and other marketing and strategic consultancies. Selling and marketing expenses include depreciation of EUR 163 thousand for the three months ended March 31, 2024 (EUR 172 thousand for the three months ended March 31, 2023), and the release of a provision for bad and doubtful debts of EUR 193 thousand (compared to a release of EUR 35 thousand for the three months ended March 31, 2023).

Research and development expenses include costs for research and development activities to support the innovation of products and components. Research and development expenses include amortization and depreciation for EUR 867 thousand for the three months ended March 31, 2024 (EUR 950 thousand for the three months ended March 31, 2023).

General and administrative expenses consist mainly of personnel expenses for administrative functions, consultancies, directors compensation, rental fees, as well as, depreciation and amortization for EUR 2,163 thousand for the three months ended March 31, 2024 (EUR 2,075 thousand for the three months ended March 31, 2023). General and administrative expenses included amortization of fair value adjustments from purchase price allocations on trademarks related to Balda Group companies in the amount of EUR 260 thousand (EUR 260 thousand for the three months ended March 31, 2023).

13.
Finance income

Finance income is as follows:

	For the three months ended March 31,
	2024	2023
	(EUR thousand)
Interest income from banks deposits	135	186
Income from financial discounts	—	7
Other financial income	80	51
Foreign currency exchange rate gains	3,608	3,178
Derivatives revaluation	326	982
Total finance income	4,149	4,404

14.
Finance expense

Finance expenses are as follows:

	For the three months ended March 31,
	2024	2023
	(EUR thousand)
Interest on debt and borrowings	1,316	850
Financial discounts and other expenses	49	16
Interest on lease liabilities	168	134
Financial component IAS 19	69	53
Foreign currency exchange rate losses	1,480	7,469
Derivatives devaluation	669	418
Other fair value adjustments	10	63
Total finance expense	3,763	9,003

Finance expenses include bank interest on the Group’s financial debt and interest on leases related to the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to a net gain of EUR 2,128 thousand for the three months ended March 31, 2024, and a net loss of EUR 4,291 thousand for the three months ended March 31, 2023.

Derivatives revaluation and derivatives devaluation included changes in the fair values of the foreign currency forward contracts that have not been designated as hedge accounting relationships as well as the ineffectiveness of the foreign currency forward contracts designated in a cash flow hedge.

15.
Income tax

Income tax expense amounted to EUR 6,864 thousand for the three months ended March 31, 2024, compared to EUR 7,767 thousand for the three months ended March 31, 2023.

The effective tax rate for the three months ended March 31, 2024, was 26.7% compared to 21.5% for the three months ended March 31, 2023. The increase in the effective tax rate is mainly attributable to the Italian legal entities and due to (i) the abolition of the “ACE” tax benefit (linked to reinvestment of profits in the company), (ii) the less beneficial impact of the new tax benefit related to employment growth for the three months ended March 31, 2024 compared to the impact of ACE for the three months ended March 31, 2023, and (iii) the Italian tax energy bonuses and R&D tax credit which were recognized for the three months ended March 31, 2023 and whose effects did not repeat in the three months ended March 31, 2024.

The analysis of deferred tax assets and deferred tax liabilities at March 31, 2024 and at December 31, 2023 is as follows:

	At March 31,	At December 31,
	2024	2023
	(EUR thousand)
Intangible assets	(2,073)	(1,649)
Property, plant and equipment	31,062	30,150
Contract balances	(13,545)	(13,552)
Revaluations of investment properties to fair value	5,438	5,712
Expected credit losses	1,240	1,279
Derivatives	(647)	(708)
Leases	359	308
Long term incentives	65	12
Provisions	6,823	6,845
Accruals and other provisions	591	578
Tax losses carry forward	39,632	36,251
Unremitted earnings	(2,260)	(2,260)
Start up costs IPO SG spa	2,349	2,684
Other effects	955	977
Borrowing costs capitalization	(1,056)	—
Deferred tax assets, net	68,933	66,627
Reflected in the statement of financial position as follows:
Deferred tax assets	79,149	76,251
Deferred tax liabilities	(10,216)	(9,624)
Deferred tax assets, net	68,933	66,627

The Group has applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12.

Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes. On December 28, 2023, the government of Italy, where the parent company is incorporated, enacted the Pillar Two income taxes legislation effective from January 1, 2024 (see Legislative Decree no. 209/2023, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with the perimeter of the consolidated financial statements of Stevanato Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Holding S.r.l. directly holds the controlling participation in Stevanato Group S.p.A. with a 73.73% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. are equal to 81.86% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a constituent entity for Pillar Two purposes.

Under the Italian Pillar Two rules, the UPE will be generally required to pay in Italy a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance with the Italian Pillar Two rules) of less than 15%. The Group has performed a preliminary calculation of the “Transitional Safe Harbours” for Pillar Two purposes ("TSH") on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022, which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary calculation is based on the accounting data for the first quarter of fiscal year 2024. Based on the financial data of the first quarter 2024, the main jurisdictions in which a potential exposure to top-up-tax may exist is China, as no TSH test would be met. However, as the effective tax rate calculated for TSH purposes is close to 15%, no significant impact in terms of potential top up tax is expected. For the sake of completeness, we highlight that currently China has not implemented a local Qualified Domestic Top up Tax within their domestic legislation.

16.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued, net of the treasury shares, held by the Group.

For the three months ended March 31, 2024 and 2023 the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effect of potential shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 30 for further details on the equity incentive plans).

The following table reflects the profit attributable to equity holders of the parent and shares data used in the basic and diluted EPS calculation:

	For the three months ended March 31,
	2024	2023

Profit attributable to equity holders of the parent (in EUR thousand)	18,814	28,265

Weighted average number of shares for basic EPS	265,948,427	264,699,481
Effects of dilution from share-based incentive plans	25,706	708,382
Effects of dilution from remuneration in shares	4,612	4,009
Weighted average number of shares adjusted for the effect of dilution	265,978,745	265,411,871

	2024	2023
Basic earnings per ordinary share (in EUR)	0.07	0.11
Diluted earnings per ordinary share (in EUR)	0.07	0.11

17.
Intangible assets

Changes in intangible assets at March 31, 2024, are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2024	16,057	30,550	25,890	6,056	12,218	90,771
Additions	—	12	—	2,166	—	2,178
Reclassifications	—	259	86	(345)	—	—
Exchange differences	(8)	11	7	1	120	131
At March 31, 2024	16,049	30,832	25,983	7,878	12,338	93,080

Amortization
At January 1, 2024	13,967	19,940	17,270	—	8,609	59,786
Amortization	421	1,351	302	—	109	2,183
Exchange differences	(6)	10	1	—	54	59
At March 31, 2024	14,382	21,301	17,573	—	8,772	62,028

Net book value
At March 31, 2024	1,667	9,531	8,410	7,878	3,566	31,052
At December 31, 2023	2,090	10,610	8,620	6,056	3,609	30,985

Additions in intangible assets amounting to EUR 2,178 thousand for the three months ended March 31, 2024 were mainly related to (i) the costs generated internally to support the development of a new packaging platform within the Engineering segment, amounting to EUR 1,637 thousand, and (ii) the costs associated with upgrading the ERP system and other software implementation.

At March 31, 2024, no impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for.

18.
Property, plant and equipment

Changes in items of property, plant and equipment at March 31, 2024 are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2024	203,620	615,788	60,012	16,503	612,688	1,508,611
Additions	56	2,800	219	—	66,682	69,758
Disposals	—	(475)	(21)	(14)	—	(510)
Reclassifications	143,311	34,085	4,514	185	(182,095)	—
Exchange differences	2,134	3,285	250	142	5,775	11,586
At March 31, 2024	349,121	655,483	64,974	16,816	503,050	1,589,444

Depreciation
At January 1, 2024	84,011	335,731	48,123	12,257	—	480,122
Depreciation charge for the period	2,003	13,727	1,718	361	—	17,809
Disposals	—	(424)	(21)	(14)	—	(458)
Exchange differences	455	1,876	120	88	—	2,539
At March 31, 2024	86,469	350,910	49,940	12,692	—	500,011

Net book value
At March 31, 2024	262,652	304,573	15,034	4,124	503,050	1,089,433
At December 31, 2023	119,609	280,057	11,889	4,246	612,688	1,028,489

For the three months ended March 31, 2024, property, plant and equipment additions of EUR 69,758 thousand were mainly due to (i) the advancement of construction of the Group’s new facilities in the U.S., (ii) the ongoing ramp-up and addition of new production lines in the new brownfield plant in Latina (Italy), (iii) the expansion of the Group’s headquarters and production facilities in Piombino Dese (Italy), and (iv) the acquisition of land in Mexico. Additions also included investments for new manufacturing equipment for the production of EZ-Fill® and bulk syringes, vials and cartridges and molding machines for container in vitro diagnostic solutions as the Group continues its global capacity expansion initiatives.

At March 31, 2024 committed orders from our suppliers related to the ongoing investments of approximately EUR 129.5 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority ("BARDA"). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana, in February 2022, Stevanato Group entered into an agreement with BARDA whereby BARDA agreed to make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 85 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

At March 31, 2024, no impairment indicators have been identified.

19.
Right of Use assets

Movements in the leased Right of Use assets for the first three months of 2024 are shown below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2024	23,020	9,888	346	13,255	46,509
Additions	858	—	—	399	1,257
Disposals	(18)	—	—	—	(18)
Exchange rate differences	229	7	—	24	260
At March 31, 2024	24,089	9,895	346	13,678	48,008

Depreciation
At January 1, 2024	11,264	7,291	322	9,383	28,260
Depreciation charge for the year	867	366	6	433	1,672
Disposals	(7)	—	—	—	(7)
Reclassifications	—	(18)	18	—	—
Exchange rate differences	85	3	—	13	101
At March 31, 2024	12,209	7,642	346	9,829	30,026

Net book value
At March 31, 2024	11,880	2,253	—	3,849	17,982
At December 31, 2023	11,756	2,597	24	3,872	18,249

20. Other Financial assets

The following table details the composition of other financial assets:

	At March 31,	At December 31,
	2024	2023
	(EUR thousand)
Fair value of derivatives financial instruments	159	577
Other non-current financial assets	4,518	4,475
Other non-current financial assets	4,677	5,052

Fair value of derivatives financial instruments	3,328	3,633
Other current financial assets	—	749
Other current financial assets	3,328	4,382

Other Financial Assets	8,005	9,434

At March 31, 2024 and at December 31, 2023, other non-current financial assets included a secured senior convertible promissory note amounting to EUR 3,182 thousand with maturity date June 14, 2028 and guarantee deposits.

At March 31, 2024 and at December 31, 2023, other non-current financial assets and other current financial assets included also the fair value of derivatives financial instruments.

The following table sets forth the analysis of derivative assets and liabilities at March 31, 2024 and at December 31, 2023.

	At March 31,		At December 31,
	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	159	159	577	577

Current financial assets
Foreign exchange forward contracts - trading derivatives	334	334	204	204
Foreign exchange forward contracts - hedging instruments	96	96	1,056	1,056
Interest Rate Swap - hedging instruments	2,822	2,822	2,373	2,373
Commodity Swap - hedging instruments	76	76	—	—

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	—	—	(488)	(488)

Current financial liabilities
Foreign exchange forward contracts - hedging instruments	(268)	(268)	—	—
Commodity Swap - hedging instruments	(20)	(20)	(20)	(20)

At March 31, 2024 and at December 31, 2023 part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales. The change in the fair value of the derivatives not designed as hedging instruments is booked among finance income and finance expenses.

Derivatives designated as hedging instruments reflect the change in fair value of:

- the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;
- the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars;

- the commodity swap contracts, designed to hedge against price swings in the market for natural gas and electricity.

The change in the fair value of the derivatives designed as hedging instruments is booked in a separate component of equity (cash flow hedge reserve). The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

21.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At March 31,	At December 31
	2024	2023
	(EUR thousand)
Raw materials	131,930	122,083
Semifinished products	40,415	38,347
Finished products	129,858	113,033
Provision from slow moving and obsolescence	(19,111)	(18,142)
Total inventories	283,092	255,321

Inventories at March 31, 2024 amounted to EUR 283,092 thousand compared to EUR 255,321 thousand at December 31, 2023. The increase was driven by the increase in finished products and reflects the establishment of inventory in new plants as well as the production of products that are expected to be delivered to customers in future quarters.

The provision for slow moving and obsolete inventories at March 31, 2024, and at December 31, 2023, amounted to EUR 19,111 thousand and EUR 18,142 thousand, respectively, with an accrual of EUR 1,592 thousand recognized within cost of sales and other changes due to utilization and exchange rate movements for EUR 623 thousand for the three months ended March 31, 2024. For the three months ended March 31, 2023 the accrual for slow moving and obsolete inventories recognized within cost of sales amounted to EUR 717 thousand.

22.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At March 31,	At December 31,
	2024	2023
	(EUR thousand)
Trade receivables	227,467	308,425
Allowance for expected credit losses	(6,508)	(6,656)
Total trade receivables	220,959	301,769

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk. Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 6,508 thousand and EUR 6,656 thousand at March 31, 2024 and at December 31, 2023, respectively.

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment and from the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions segment. As such, the balances of this account vary and are dependent on the number of ongoing construction contracts at the end of the period.

The Group had contract assets of EUR 178,760 thousand at March 31, 2024, and EUR 172,580 thousand at December 31, 2023. Contract assets gross amounted to EUR 377,746 thousand (EUR 360,433 thousand at December 31, 2023), net of advance invoices issued of EUR 198,986 thousand (EUR 187,853 thousand at December 31, 2023).

23.
Tax receivables and tax payables

At March 31, 2024 tax receivables amounted to EUR 16,347 thousand compared to EUR 14,338 thousand at December 31, 2023, and tax payables amounted to EUR 39,813 thousand compared to EUR 30,798 thousand at December 31, 2023. The total net balance at March 31, 2024, was a payable amounting to EUR 23,466 thousand, compared to a payable amounting to EUR 16,460 thousand at December 31, 2023.

The increase in net balance was mainly due to the increased payable resulting from accruals of the Corporate Income Tax for the three months ended March 31, 2024 for the Italian legal entities, without tax advanced payments offsetting (which will be paid at the end of June 2024).

24.
Other receivables

At March 31, 2024 other receivables amounted to EUR 50,969 thousand, compared to EUR 43,900 thousand at December 31, 2023. Other receivables mainly included VAT receivables.

25.
Cash and cash equivalents

At March 31, 2024 cash and cash equivalents amounted to EUR 186,332 thousand compared to EUR 69,602 thousand at December 31, 2023. On March 26, 2024 Stevanato Group S.p.A. closed its upsized underwritten follow-on public offering of an aggregate of 14,605,000 of its ordinary shares, including the full exercise of the underwriters’ option to purchase 1,905,000 additional ordinary shares, at a public offering price of USD 26.00 per share. Stevanato Group S.p.A. sold 7,302,500 ordinary shares (the "Company's Offering"), and Stevanato Holding S.r.l., sold 7,302,500 ordinary shares (the "Selling Shareholder's Offering"). The total gross proceeds from the follow-on offering, before deducting underwriting discounts and commissions and offering expenses, amounted to USD 189,865 thousand from each of the Company's Offering and the Selling Shareholder's Offering. Stevanato Group S.p.A. did not receive any proceeds from the Selling Shareholder's Offering. For the three months ended March 31, 2024 the cash flow generated from the net proceeds from the follow-on offering after deducting underwriting discounts and commissions and offering expenses amounted to EUR 170,528 thousand.

26.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the shareholders equity are reported in the Interim Consolidated Statements of Changes in Equity; comments on the main changes occurred in the period are provided below.

Share capital

At March 31, 2024, the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without par value, including 49,475,467 ordinary shares and 253,367,069 Class A multiple voting shares. At December 31, 2023, the Company paid-in share capital amounted to EUR 21,698 thousand divided into 295,540,036 shares without par value, including 34,870,467 ordinary shares and 260,669,569 Class A multiple voting shares.

On March 22, 2024, the board of directors partially executed the delegation of authority granted by the extraordinary shareholders' meeting held on October 4, 2023 pursuant to Article 2443 of the Italian Civil Code, resolving to increase the share capital, from EUR 21,698 thousand to EUR 22,232 thousand by issuing up to 7,302,500 new ordinary shares.

The dual class structure of our shares includes ordinary shares and Class A shares. The Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except in terms of voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. The Class A shares are automatically converted (without the need for a resolution by a special meeting of the shareholders holding Class A shares or by a shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. The Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the simple request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the chairman of the board of directors of the Company, with a copy to the chairman of the Audit Committee. Ordinary shares cannot be converted into Class A shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering and the upsized underwritten follow-on public offering of ordinary shares, net of the listing costs pertaining to the public subscription offers to the extent they were incremental costs directly attributable to the equity transaction that otherwise would have not been incurred. At March 31, 2024 and December 31, 2023 the share premium reserve amounted to EUR 559,569 thousand and EUR 389,312 thousand, respectively. The share premium reserve increased after the completion of the upsized underwritten follow-on public offering of ordinary shares on March 26, 2024.

Treasury Reserve

At March 31, 2024 and at December 31, 2023, a total of 30,073,093 of the Company's Class A shares were held in treasury for a total cost of EUR (27,233) thousand.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro. At March 31, 2024 the currency translation reserve was EUR (3,602) thousand, compared to EUR (10,976) thousand at December 31, 2023. At March 31, 2023, it amounted to EUR (11,669) thousand, compared to EUR (15,611) thousand at December 31, 2022. The decrease in the currency translation reserve was mainly due to the appreciation against the Euro of the Mexican Peso and the US Dollar, which occurred in the first three months of 2024. These are the primary currencies in which the net assets of the Group's companies are denominated.

Retained Earnings and Other Reserves

Retained earnings and other reserves included:

- a legal reserve of EUR 4,340 thousand at March 31, 2024 and of EUR 4,340 thousand at December 31, 2023;

- other reserves of EUR 65,960 thousand at March 31, 2024 (EUR 65,237 thousand at December 31, 2023). The increase was mainly due to the accrual of the fair value of personnel cost related to share-based incentive plans for EUR 728 thousand;

- retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 688,338 thousand (EUR 542,652 thousand at December 31, 2023);

- net profit attributable to equity holders of the parent of EUR 18,814 thousand at March 31, 2024 (EUR 145,631 thousand at December 31, 2023).

Dividends

On May 24, 2023, Stevanato Group shareholders approved the distribution of EUR 14,294 thousand in dividends (EUR 0.054 per share) from the net profits realized in the previous financial year. The dividend was payable on July 17, 2023 to shareholders of record at June 6, 2023. In July 2023 the Company distributed EUR 3,842 thousand to shareholders, and the remaining balance, which relates to dividends payable to Stevanato Holding S.r.l., was paid in the fourth quarter of 2023.

Non-controlling interests

Non-controlling interests amounted to EUR 57 thousand at March 31, 2024 (EUR 115 thousand at December 31, 2023).

27.
Financial liabilities

Total financial liabilities were EUR 376,768 thousand and EUR 398,916 thousand at March 31, 2024, and at December 31, 2023, respectively; the balances in financial liabilities are as follows:

	At March 31,	At December 31,
	2024	2023
	(EUR thousand)
Lease liabilities	6,125	5,841
Bank overdrafts and short-term loan facilities	35,800	84,005
Bank loans	51,531	51,592
Fair value of derivatives	288	20
Financial payables for shares acquisition	—	175
Financial liabilities for accrued interests	2,489	1,644
Total current financial liabilities	96,232	143,277

Lease liabilities	12,618	13,104
Bank loans	218,159	192,304
Notes	49,759	49,743
Fair value of derivatives	—	488
Total non-current financial liabilities	280,536	255,639

Financial Liabilities	376,768	398,916

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

Financial liabilities are recognized according to the amortized cost method and require compliance with certain financial covenants on the Group consolidated figures, more specifically the following ratios are monitored: Net Debt on EBITDA, Net Debt on Equity and EBITDA on Financial Charges. Net Debt and EBITDA are calculated as defined in the contract. The ratios are calculated on an annual basis. In particular, Net Debt on EBITDA ratio must be lower or equal to 3.5. At March 31, 2024 and at December 31, 2023, all financial covenants were complied with.

At March 31, 2024, the bank loans amounted to a total of EUR 269,690 thousand compared to EUR 243,896 thousand at December 31, 2023. The increase was mainly due to the draw down on the loan with BPER bank for a total of EUR 30,000 thousand. This loan is a five-year loan, with two years of interest-only payments and three years of amortizing period, with quarterly repayment of the installments at constant principal portion.

For the three months ending March 31, 2024, the Group reimbursed bank loans for EUR 4,209 thousand.

The decrease in bank overdrafts and short-term loan facilities was mainly due to the reimbursement of EUR 58,000 thousand short-term financing.

The following table sets forth the reconciliation of total borrowings:

	At December 31,	Cash flows		Non-cash changes			At March 31,
	2023	Proceeds	Repayments	Exchange rate	Amortized Cost	Accrued interest	2024
	(EUR thousand)
Bank loans	245,448	30,000	(4,209)	—	3	619	271,861
Bank overdrafts and short-term facilities	84,096	20,000	(68,190)	(15)	—	226	36,117
Notes	49,743	—	—	—	16	—	49,759
Total Borrowings	379,287	50,000	(72,399)	(15)	19	845	357,737

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At March 31, 2024

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	47,455	2024	2.89%	47,455
	EUR	56,893	2025	3.96%	56,893
	EUR	70,821	2026	3.86%	70,821
	EUR	63,925	2027	3.50%	63,925
	EUR	30,833	2028	2.39%	30,833
Amortized Cost	EUR	(237)	2024-2028		(237)
Total Bank Loans					269,690

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(241)	2024-2028		(241)
Total Notes					49,759

Overdrafts and other short-term facilities	DKK	117,834	2024	4.90%	15,800
	EUR	20,000	2024	4.05%	20,000
Total Overdrafts and other short-term facilities					35,800

Total Bank Loans and Overdrafts					355,248

At December 31, 2023

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	51,664	2024	3.45%	51,664
	EUR	56,893	2025	3.86%	56,893
	EUR	60,821	2026	3.81%	60,821
	EUR	53,925	2027	3.42%	53,925
	EUR	20,833	2028	2.12%	20,833
Amortized Cost	EUR	(240)	2024-2028		(240)
Total Bank Loans					243,896

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(257)	2024-2028		(257)
Total Notes					49,743

Overdrafts and other short-term facilities	DKK	198,811	2024	4.90%	26,005
	EUR	58,000	2024	4.05%	58,000
Total overdrafts and other short-term facilities					84,005

Total Bank Loans and Overdrafts					377,644

28.
Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2024, and at December 31, 2023:

At March 31, 2024:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		186,332	186,332	—	—
Financial assets - investments FVTPL - traded		230	230	—	—
Financial assets - investments FVTPL - not traded		445	—	—	445
Non-current financial assets - derivatives	20	159	—	159	—
Current financial assets - derivatives	20	3,328	—	3,328	—
Other non-current secured notes at FVTPL	20	3,182	—	—	3,182
Total assets		193,676	186,562	3,487	3,627

Current financial liabilities - derivatives	20	288	—	288	—
Total liabilities		288	—	288	—

At December 31, 2023:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		69,602	69,602	—	—
Financial assets - investments FVTPL - traded		240	240	—	—
Financial assets - investments FVTPL - not traded		436	—	—	436
Non-current financial assets - derivatives	20	577	—	577	—
Current financial assets - derivatives	20	3,633	—	3,633	—
Other current financial assets	20	749	—	749	—
Other non-current secured notes at FVTPL	20	3,182	—	—	3,182
Total assets		78,420	69,842	4,959	3,618

Current financial liabilities - derivatives	20	20	—	20	—
Non-current financial liabilities - derivatives	20	488	—	488	—
Total Liabilities		508	—	508	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates at the reporting date. The fair value of interest rate swaps is determined by considering the present value of the estimated future cash flows based on observable yield curves. The fair value of commodity swaps is tied to the market price of the underlying commodities Italian electricity "Prezzo Unico Nazionale" (PUN) and natural gas "Punto di Scambio Virtuale" (PSV-Day Ahead Price - Heren) at the balance sheet date.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the three months ended March 31, 2024:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total

	(EUR thousand)
At December 31, 2023	436	3,182	3,618
Acquisitions	9	—	9
At March 31, 2024	445	3,182	3,627

There were no transfers between Level 1, Level 2 and Level 3 during the three months ended March 31, 2024 and the year ended December 31, 2023.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts at March 31, 2024 and at December 31, 2023.

29.
Employee benefits

Employee benefits are analyzed as follows:

	At March 31,	At December 31,
	2024	2023
	(EUR thousand)
Employee severance indemnity	5,628	5,677
Jubilee benefits	228	228
Other post-employment plans	1,271	1,228
Stock grant plan	280	280
Total employee benefits	7,407	7,413

30.
Share-based compensation

On December 15, 2022, the Board of Directors of the Company approved a Long Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027. Both sub-plans are divided into three cycles ("rolling"), from January 2023 to December 2025 ("first vesting period"); from January 2024 to December 2026 ("second vesting period"); and from January 2025 to December 2027 ("third vesting period").

On January 3, 2023 and on January 3, 2024 the beneficiaries involved in the new Long Term Incentive Plan received a letter that granted them the right to obtain the transfer free of charge of a certain number of shares for the first vesting period and the second vesting period, respectively, if the underlying conditions were met.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the first and the second vesting periods, 50% of the same beneficiaries' grant target pay opportunity, while Performance Shares represent the other 50% of the beneficiaries grant target pay opportunity. For the third vesting period, the Company will confirm to beneficiaries through the grant letter the specific mix of Performance and Restricted Shares.

For each vesting period, the granting of awards under the Restricted Shares Plan is subject to the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment (3 equal annual installments), the relationship between the participant and Stevanato Group is still in existence, unless otherwise determined by the Chief Executive Officer. The presence period for each participant varies according to each participant's vesting schedule and is identified with the period between the grant of rights date and each installment-vesting schedule.

The right to the award of shares under the Performance Shares Plan, for each vesting period (3 years cliff vesting), is subject to the positive outcome of the determination of the Board of Directors relating to two different performance targets:

I. Revenue Growth Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the revenue growth performance criterion;

II. ROIC Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the ROIC Performance Criterion. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital (average of the beginning and end of each fiscal year).

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to the beneficiaries with the grant letter. In case of overperformance, the percentage of share-vested could be up to 200%.

The fair values of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards were measured using the share price on the grant date adjusted for expected annual dividend yield of 0.30% and 0.25%, respectively, for the first cycle and the second cycle, as these RSU and PSU awards do not have the right to receive ordinary dividends prior to vesting.

	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027
	Granted in 2023	Granted in 2024
Performance Share Units (PSUs)	EUR 16.44	EUR 23.03
Restricted Share Units (RSUs) - I Installment	EUR 16.54	EUR 23.16
Restricted Share Units (RSUs) - II Installment	EUR 16.49	EUR 23.11
Restricted Share Units (RSUs) - III Installment	EUR 16.44	EUR 23.03

Changes to the unvested number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280
Granted (**)	83,961	83,961
Forfeited	(8,659)	(8,659)
At March 31, 2024	219,582	219,582

*Granted under the first cycle of Performance Shares Plan 2023-2027 and Restricted Shares Plan 2023-2027

**Granted under the second cycle of Performance Shares Plan 2023-2027 and Restricted Shares Plan 2023-2027

For the three months ended March 31, 2024 and 2023 the Company recognized EUR 456 thousand and EUR 446 thousand respectively as share-based compensation expense and an increase to other reserves within equity in relation to the PSU awards and RSU awards.

31.
Provisions

The balances at March 31, 2024, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2024	1,429	659	2,570	380	5,038
Accrued during the period	70	7	—	—	77
Releases	(2)	—	(109)	—	(111)
Exchange rate differences	—	27	44	—	71
At March 31, 2024	1,497	693	2,505	380	5,075

Current	1,133	—	—	—	1,133
Non-current	364	693	2,505	380	3,942

32.
Other non-current liabilities

Other non-current liabilities at March 31, 2024, and at December 31, 2023, amounted to EUR 50,884 thousand and EUR 48,474 thousand, respectively. Other non-current liabilities at March 31, 2024 mainly related to (i) an advance payment from BARDA of EUR 38,565 thousand, which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site in the amount of EUR 2,232 thousand. These advance payments are expected to be recognized over the useful life of the element of property, plant and equipment to which are related. For further details on BARDA contribution refer to Note 18.

In addition to the above, other non-current liabilities included holiday pay for our Danish companies’ employees following the transition to the new Danish Holiday Act that started in 2019 and deferred income related to the grant of land by the city of Fishers.

33.
Trade payables and other current liabilities

Trade payables amounted to EUR 239,381 thousand at March 31, 2024 compared to EUR 277,815 thousand at December 31, 2023 and other current liabilities amounted to EUR 72,223 thousand at March 31, 2024 compared to EUR 76,237 thousand at December 31, 2023, and are due within one year in their entirety. Other current liabilities mainly include payables to personnel, deferred income and prepayments and allowance for future expected customers returns.

The carrying amount of trade payables is considered to be equivalent to their fair value.

34.
Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At March 31,	At December 31,
	2024	2023
	(EUR thousand)
Contract liabilities	25,765	22,306
Current advances from customers	13,665	22,892
Non-current advances from customers	41,114	39,418
Total contract liabilities and advances from customers	80,544	84,616

Contract liabilities relate to ongoing customer-specific construction contracts in the Engineering segment and in the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions segment. The Group had contract net liabilities of EUR 25,765 thousand and EUR 22,306 thousand at March 31, 2024, and at December 31, 2023, respectively. Contract liabilities gross amounted to EUR 56,879 thousand (EUR 76,853 thousand at December 31, 2023), net of advance invoices issued of EUR 82,644 thousand (EUR 99,159 thousand at December 31, 2023).

Advances from customers relate to sales whose revenue are recognized at a point in time.

35.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., and the controlling company Stevanato Holding S.r.l. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are in line with market practices in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
for the three months ended March 31, 2023 service fees and rentals paid to Winckler & Co Ltd., the company whose owner held minority interests in the subsidiary Ompi of Japan Co. Ltd. up to July 31, 2023;

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products from Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
for the three months ended March 31, 2024 the revenue from the sale of consumables to Società Agricola Stella S.r.l.;

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;

•
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SG Denmark A/S in charge up to February 29, 2024;

•
consulting services provided by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;

•
revenue from the sale of drug containment systems to Incog BioPharma Services, Inc, a U.S. based biopharma services company, in which by SFEM Italia S.r.l. holds a controlling stake;

•
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime;

•
receivables to Stevanato Holding S.r.l. related to the recharge of the costs pertaining to the secondary component of the upsized follow-on underwritten offering of ordinary shares.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Unaudited Interim Condensed Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended March 31,
	2024			2023
	Revenues	Costs	Net financial expenses	Revenues	Costs	Net financial expenses
	(EUR thousand)
Other related parties	35	2,497	—	94	1,689	1
Total transactions with related parties	35	2,497	—	94	1,689	1

	As of March 31,				As of December 31,
	2024				2023
	Trade receivables	Trade payables	Other assets	Other liabilities	Trade receivables	Trade payables	Other assets	Other liabilities
	(EUR thousand)				(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	7,714	33,611	—	—	4,020	—
Other related parties	306	165	—	—	636	271	2,034	1,210
Total transactions with related parties	306	165	7,714	33,611	636	271	6,054	1,210

36.
Events after the reporting period

The Group has evaluated subsequent events through May 8, 2024, which is the date the Unaudited Interim Condensed Consolidated Financial Statements were authorized for issuance and concluded that there is nothing material to report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements.

For additional information, refer to the risk factors discussed under “Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 70-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including all of the top 25 pharmaceutical companies and eight of the top ten in-vitro diagnostic companies, as measured by 2022 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies by market capitalization in the NASDAQ Biotechnology Index and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s, monoclonal antibodies and mRNA applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeded $15 billion in terms of revenue generated by all market participants in 2023, and consists of biopharmaceutical injectables and in-vitro diagnostic products. The addressable market estimation is based on revenue from all market players in 2023; if revenue from 2023 is not available, revenue for 2022 is used applying market growth rates from third parties such as IQVIA, Roots Analysis, Markets and Markets Research, and Alira Health. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions; (ii) additional delivery systems; (iii) complementary engineering solutions; and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e., machinery for assembly, visual inspection, packaging and serialization and glass converting).

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format, while 95% of the syringe market has transitioned to a ready-to-use pre-fillable syringes. However, we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business Overview—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 7, 2024.

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the United States), six plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the United States) and two commercial offices (Japan and the United States). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the United States were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries. We are expanding its global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in its premium EZ-Fill® products to diversify its product supply and improve proximity to customers. In 2023, we elected to slow down its capacity expansion in China in order to focus efforts and resources on the ramp up of its manufacturing facilities in the U.S. and Italy where demand outpaced initial expectations. On November 8, 2023, we acquired Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines. The acquisition of Perugini supports the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

Highlights

Interim Consolidated Income Statement Data

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2024	2023	%
Revenue	236.0	238.0	(0.8)%
Gross Profit	62.2	76.3	(18.4)%
Operating Profit	25.3	40.6	(37.8)%
Profit Before Tax	25.7	36.0	(28.8)%
Net Profit attributable to:
Equity holders of the parent	18.8	28.3	(33.4)%
Non-controlling interests	(0.0)	0.0	(110.3)%
Basic earnings per ordinary share (in EUR)	0.07	0.11	(33.7)%
Diluted earnings per ordinary share (in EUR)	0.07	0.11	(33.6)%

For further information on Earnings per share calculation, see “16. Earnings per Share” in the Unaudited Interim Condensed Consolidated Financial Statements.

Interim Consolidated Statement of Financial Position Data

	(Amounts in EUR million, except as indicated otherwise)
	At March 31,	At December 31,	Change
	2024	2023	EUR
Assets
Total current assets	939.8	861.9	77.9
Total non-current assets	1,272.9	1,209.7	63.2
Total assets	2,212.7	2,071.6	141.1

Liabilities and equity
Total current liabilities	488.2	574.4	(86.2)
Total non-current liabilities	394.1	364.5	29.6
Total liabilities	882.3	938.9	(56.6)
Total Equity	1,330.4	1,132.6	197.8
Total liabilities and equity	2,212.7	2,071.6	141.1

2024 first three months challenges

During the COVID-19 pandemic, customers increased their inventories and stockpiled glass vials (both standard and ready-to-use) to mitigate risk and secure their supply chains, creating an industry-wide temporary imbalance of supply and demand for glass vials. As a result of such increase in customers' inventories for glass vials the industry experienced a slowdown in demand for glass vials as market participants worked down their inventories. As a consequence of our customers' destocking of their inventories, the Group experienced lower volumes and revenue attributable to glass vials, which also unfavorably impacted gross profit margin as a result of the underutilization of vial production lines. These effects began in 2023 and have carried over into the first quarter of 2024. The Group now expects a more gradual recovery in vials and anticipates that orders may begin to pick up at the end of 2024 and into 2025, with bulk vials expected to recover first. As a result, the Group expects that this will unfavorably impact the mix of high-value solutions and temper gross profit margin in 2024.

Second, in the Engineering segment the Group experienced a period of record orders in the second half of 2022. This large volume of work and long lead times for components created challenges for the Group last year. The Group has taken many actions over the past year that it believes will help the Group achieve a more optimized operational structure to maximize efficiencies to secure the success of projects going forward.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items. Results discussed in this section do not include the Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our business operations are divided into two main segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
high-value solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue for the three months ended March 31, 2024, and 2023, amounted to EUR 236.0 million and EUR 238.0 million, respectively.

For the three months ended March 31, 2024, and 2023, we generated 84% and 82% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 16% and 18% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three months ended March 31, 2024, and 2023.

Revenue for each segment is divided into "External Customers", representing revenue from third party sales, and "Inter-Segment", representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

	For the three months ended March 31, 2024
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	198.9	37.1	—	236.0
Inter-Segment	0.5	40.3	(40.8)	—
Revenue	199.4	77.3	(40.8)	236.0

Gross Profit	54.1	13.4	(5.3)	62.2
Gross Profit Margin	27.1%	17.3%		26.4%

Operating Profit	28.2	5.2	(8.1)	25.3
Operating Profit Margin	14.1%	6.7%		10.7%

	For the three months ended March 31, 2023
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	195.5	42.4	—	238.0
Inter-Segment	0.4	49.4	(49.8)	—
Revenue	196.0	91.8	(49.8)	238.0

Gross Profit	66.0	19.9	(9.6)	76.3
Gross Profit Margin	33.7%	21.7%		32.0%

Operating Profit	38.7	14.0	(12.1)	40.6
Operating Profit Margin	19.8%	15.2%		17.1%

For further information on Revenue, Gross Profit and Operating Profit, see “Results of Operations”, below.

Results of Operations

Three months ended March 31, 2024 versus three months ended March 31, 2023

The following tables set forth our results of operations for the three months ended March 31, 2024 and 2023.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,				Change	Change
	2024	% of revenue	2023	% of revenue	EUR	%
Revenue	236.0	100.0%	238.0	100.0%	(2.0)	(0.8)%
Cost of sales	173.8	73.6%	161.7	68.0%	12.1	7.5%
Gross Profit	62.2	26.4%	76.3	32.0%	(14.1)	(18.4)%
Other operating income	1.3	0.6%	1.2	0.5%	0.1	10.6%
Selling and Marketing expenses	5.8	2.5%	6.1	2.5%	(0.3)	(4.5)%
Research and Development expenses	10.7	4.6%	8.6	3.6%	2.1	25.8%
General and Administrative expenses	21.7	9.2%	22.2	9.3%	(0.5)	(2.3)%
Operating Profit	25.3	10.7%	40.6	17.1%	(15.3)	(37.8)%
Finance income	4.2	1.8%	4.4	1.8%	(0.2)	(5.8)%
Finance expense	3.8	1.6%	9.0	3.8%	(5.2)	(58.2)%
Profit Before Tax	25.7	10.9%	36.0	15.1%	(10.3)	(28.8)%
Income taxes	6.9	2.9%	7.8	3.3%	(0.9)	(11.6)%
Net Profit	18.8	8.0%	28.3	11.9%	(9.5)	(33.5)%

Revenue

Revenue decreased by EUR 2.0 million, or 0.8%, to EUR 236.0 million for the three months ended March 31, 2024, compared to EUR 238.0 million for the three months ended March 31, 2023. The decrease was mainly due to (i) lower revenue attributable to glass vials in the Biopharmaceutical and Diagnostic Solutions segment resulting from the soft customer demand due to elevated customer inventories that were stockpiled during the COVID-19 pandemic to mitigate risk and secure safety stock, and (ii) lower sales in the Engineering segment. For the three months ended March 31, 2024, high value solutions increased to 37.3% of our total revenue, compared with 32.2% for the three months ended March 31, 2023, resulting from increased customer demand for high performance syringes and cartridges. On a constant currency basis revenue decreased 0.4% for the three months ended March 31, 2024.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change	Change
	2024	2023	EUR	%

Type of goods or service
Revenue from high-value solutions	88.0	76.7	11.3	14.7%
Revenue from other containment and delivery solutions	111.0	118.8	(7.8)	(6.6)%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	198.9	195.5	3.4	1.7%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 3.4 million, or 1.7%, to EUR 198.9 million for the three months ended March 31, 2024, compared to EUR 195.5 million for the three months ended March 31, 2023. Revenue growth on constant currency basis was 2.3% for the three months ended March 31, 2024.

For the three months ended March 31, 2024, the Group experienced lower volumes and revenue attributable to standard and ready-to-use glass vials mainly due to the soft demand resulting from elevated customer inventories that were accumulated during the COVID-19 pandemic. However, the revenue decrease associated with standard and ready-to-use vials was partially offset by growth across the rest of the Biopharmaceutical and Diagnostic Solutions segment business including syringes, drug delivery systems and IVD.

For the three months ended March 31, 2024, revenue growth was mainly driven by higher revenue from high-value solutions which offset the revenue decrease in other containment and delivery solutions. Despite the decrease in EZ-Fill® vials sales, revenue generated from our high-value solutions increased by EUR 11.3 million, or 14.7%, to EUR 88.0 million for the three months ended March 31, 2024, compared to EUR 76.7 million for the three months ended March 31, 2023, reflecting the increased demand related to other products, such as high performance syringes and cartridges. Revenue generated by other containment and delivery solutions decreased by EUR 7.8 million, or 6.6%, to EUR 111.0 million for the three months ended March 31, 2024, compared to EUR 118.8 million for the three months ended March 31, 2023. The decrease in revenue generated by other containment and delivery solution was mainly attributable to the lower demand for standard vials.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 12.1 million, or 15.8%, to EUR 88.9 million for the three months ended March 31, 2024, compared to EUR 76.7 million for the three months ended March 31, 2023, and revenue generated by other containment and delivery solutions decreased by EUR 7.7 million, or 6.5%, to EUR 111.1 million for the three months ended March 31, 2024, compared to EUR 118.8 million for the three months ended March 31, 2023.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 5.4 million, or 12.7%, to EUR 37.1 million for the three months ended March 31, 2024, compared to EUR 42.4 million for the three months ended March 31, 2023, mainly driven by the decrease in revenue attributable to pharmaceutical visual inspection systems and assembly and packaging machines.

The Group is continuing to focus on executing a large volume of work currently in progress.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the three months ended March 31, 2024, and 2023. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,				Change	Change
	2024	% on Revenue	2023	% on Revenue	EUR	%

Geographical markets
EMEA	141.2	59.8%	150.4	63.2%	(9.2)	(6.1)%
APAC	19.2	8.1%	25.3	10.6%	(6.1)	(24.3)%
North America	69.0	29.3%	56.7	23.8%	12.3	21.8%
South America	6.6	2.8%	5.6	2.4%	1.0	16.3%
Total Revenue	236.0	100.0%	238.0	100.0%	(2.0)	(0.8)%

Cost of Sales

Cost of sales increased by EUR 12.1 million, or 7.5%, to EUR 173.8 million for the three months ended March 31, 2024, compared to EUR 161.7 million for the three months ended March 31, 2023. The increase in cost of sales was due to an increase in industrial costs, such as labor and materials, tied to the ongoing start-up of our new manufacturing plants. The increase in cost of sales also resulted from an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to increase the production capacity, particularly for high-value solutions (EUR 18.5 million for the three months ended March 31, 2024 compared to EUR 15.2 million for the three months ended March 31, 2023). For the three months ended March 31, 2023, cost of sales was positively affected by EUR 3.0 million subsidies granted by the Italian government aimed at mitigating the rise in utility costs affecting businesses and whose effects did not repeat for the three months ended March 31, 2024.

As a percentage of revenue, cost of sales was 73.6% for the three months ended March 31, 2024 compared to 68.0% for the three months ended March 31, 2023.

For the three months ended March 31, 2024, cost of sales included EUR 2.6 million of start-up costs related to the new facilities in Indiana, U.S., and in Latina, Italy compared to EUR 2.5 million of start-up costs for the three months ended March 31, 2023. These costs are primarily related to labor costs incurred prior to commercial operation, namely recruiting, hiring, training and travel of personnel.

Gross Profit

For the three months ended March 31, 2024, gross profit decreased by EUR 14.1 million, or 18.4%, to EUR 62.2 million, compared to EUR 76.3 million for the three months ended March 31, 2023. Gross profit margin decreased to 26.4% for the three months ended March 31, 2024, compared to 32.0% for the same period last year, resulting from a decrease in gross profit margin from both Biopharmaceutical and Diagnostic Solution segment and Engineering segment.

For the three months ended March 31, 2024, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment amounted to 27.1% compared to 33.7% for the three months ended March 31, 2023. The decrease in gross profit margin was primarily due the lower revenue related to EZ-fill® vials which negatively impacted the mix within high-value solutions. In addition, segment gross profit margin was tempered by underutilization on vial production lines and associated labor costs, the temporary inefficiencies due to the start-up of the new manufacturing plants in the United States and Italy, and higher depreciation. Additionally, during the three months ended March 31, 2023, the Company benefitted from government grants to subsidize the rise in utility costs which did not repeat for the three months ended March 31, 2024.

For the three months ended March 31, 2024, gross profit margin for the Engineering segment decreased to 17.3% compared to 21.7% for the three months ended March 31, 2023. The decrease in gross profit margin was mainly driven by lower marginality on specific projects in process.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) certain insurance refunds, and (iii) government grants. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income increased by EUR 0.1 million, or 10.6%, to EUR 1.3 million for the three months ended March 31, 2024, compared to EUR 1.2 million for the three months ended March 31, 2023.

Selling and Marketing expenses

Selling and marketing expenses decreased by EUR 0.3 million, or 4.5%, to EUR 5.8 million for the three months ended March 31, 2024, compared to EUR 6.1 million for the three months ended March 31, 2023. These expenses are mainly related to personnel expenses for our sales organization, business development and events costs, travel expenses, and other marketing and strategic consultancies. The decrease in selling and marketing expenses was mainly due to the release of a bad and doubtful debt provision (EUR 0.2 million release for the three months ended March 31, 2024).

As a percentage of revenue, selling and marketing expenses was 2.5% for the three months ended March 31, 2024 and was consistent with 2.5% for the three months ended March 31, 2023.

Research and Development expenses

Research and development expenses increased by EUR 2.1 million, or 25.8%, to EUR 10.7 million for the three months ended March 31, 2024, compared to EUR 8.6 million for the three months ended March 31, 2023. Such expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 0.9 million for the three months ended March 31, 2024 (EUR 0.9 million for the three months ended March 31, 2023).

The increase is mainly related to higher personnel costs to support strategic R&D activities launched at the Group level, particularly within the Engineering segment.

For the three months ended March 31, 2024 research and development expenses included EUR 0.8 million for restructuring and related charges.

As a percentage of revenue, research and development expenses was 4.6% for the three months ended March 31, 2024 compared to 3.6% for the three months ended March 31, 2023.

General and Administrative expenses

General and administrative expenses decreased by EUR 0.5 million, or 2.3%, to EUR 21.7 million for the three months ended March 31, 2024, compared to EUR 22.2 million in the three months ended March 31, 2023. These expenses mainly comprise corporate personnel costs, consultancy costs, rentals, as well as depreciation and amortization of EUR 2.2 million (compared to EUR 2.1 million for the three months ended March 31, 2023). The decrease in general and administrative expenses was mainly attributable to the reduction in D&O insurance, which was partially offset by the higher labor costs linked to new hires to support business growth.

For the three months ended March 31, 2024, general and administrative expenses included EUR 0.1 million of start-up costs principally related to the new facilities in Fishers, Indiana, and EUR 0.2 million for restructuring and related charges.

As a percentage of revenue, general and administrative expenses was 9.2% for the three months ended March 31, 2024, compared to 9.3% for the three months ended March 31, 2023.

Operating Profit

As a result of the foregoing, operating profit decreased by EUR 15.3 million, or 37.8%, to EUR 25.3 million for the three months ended March 31, 2024, compared to EUR 40.6 million for the three months ended March 31, 2023. Operating profit margin for the three months ended March 31, 2024, decreased to 10.7% compared to 17.1% for the three months ended March 31, 2023, mostly due to the reduction of gross profit margin.

For the three months ended March 31, 2024, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 14.1%, compared to 19.8% for the three months ended March 31, 2023. The decrease in operating profit margin was primarily due to the reduction in gross profit margin.

For the three months ended March 31, 2024, Engineering operating profit margin was 6.7%, compared to 15.2% for the three months ended March 31, 2023. The decrease in operating profit margin was mainly driven by the decrease in gross profit margin and the increase in research and development expenses.

Net Finance expenses

Finance expenses, net of finance income, decreased by EUR 5.0 million to EUR 0.4 million net income for the three months ended March 31, 2024, from EUR 4.6 million net expense for the three months ended March 31, 2023. Finance expenses include bank interest on the Group’s financial debt and interest on leases, recognized in accordance with IFRS 16-Leases, derivatives change in fair value as well as exchange rate gains and losses.

Despite the increase in interest expenses, which was primarily related to the use of short-term loan facilities, net finance expenses decreased mainly due to the net foreign currency exchange rate impact, amounting to a net gain of EUR 2.1 million for the three months ended March 31, 2024, and a net loss of EUR 4.3 million for the three months ended March 31, 2023, which were impacted by the unexpected strengthening of the Mexican Peso against the Euro and U.S. Dollar during the period.

Profit Before Tax

Profit before tax decreased by EUR 10.3 million, or 28.8%, to EUR 25.7 million for the three months ended March 31, 2024, compared to EUR 36.0 million for the three months ended March 31, 2023.

Income taxes

Income taxes decreased by EUR 0.9 million, or 11.6%, to EUR 6.9 million for the three months ended March 31, 2024, compared to EUR 7.8 million for the three months ended March 31, 2023. The effective tax rate for the three months ended March 31, 2024, was 26.7% compared to 21.5% for the three months ended March 31, 2023. The increase in the effective tax rate is mainly attributable to the Italian legal entities and due to the (i) the abolition of the “ACE” tax benefit (linked to reinvestment of profits in the company) and the introduction of a tax benefit related to employment growth, whose impact was less beneficial in the three months ended March 31, 2024 compared to the former tax benefit impacting the three months ended March 31, 2023, (ii) the Italian tax energy bonuses and R&D tax credit which were recognized for the three months ended March 31, 2023 and which did not repeat for the three months ended March 31, 2024.

Net Profit

Net profit decreased by EUR 9.5 million, or 33.5%, to EUR 18.8 million (or EUR 0.07 of Diluted EPS or EUR 0.08 of Adjusted Diluted EPS) for the three months ended March 31, 2024, compared to EUR 28.3 million (or EUR 0.11 of Diluted EPS or EUR 0.11 of Adjusted Diluted EPS) for the three months ended March 31, 2023.

For non-GAAP financial measures reconciliation refer to “Key Indicators of Performance and Financial Condition - Non-GAAP Measures - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS”.

Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities, debt financing and equity financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity include our cash and cash equivalents, short-term loan facilities, medium and long-term loans from a number of financial institutions and equity markets. At March 31, 2024, we had cash and cash equivalents of EUR 186.3 million (compared to EUR 69.6 million at December 31, 2023). Our cash and cash equivalents primarily consist of cash held in bank accounts and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

The increase in cash and cash equivalents was mainly due to the proceeds from the upsized follow-on underwritten public offering of ordinary shares completed on March 26, 2024.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were EUR 488.2 million at March 31, 2024 (compared to EUR 574.4 million at December 31, 2023), which primarily includes EUR 239.4 million trade payables, EUR 25.8 million contract liabilities, EUR 13.7 million advances from customers, EUR 90.1 million financial liabilities, EUR 39.8 million tax payables, EUR 6.1 million lease liabilities, EUR 1.1 million current provision for warranty and EUR 72.2 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Capital Expenditures

During the three months ended March 31, 2024, EUR 62.9 million of capital expenditures have been allocated to growth and capacity expansion, which included: (i) EUR 50.6 million for the new EZ-Fill® production lines and related buildings expansion, principally in Fishers, Indiana, (EUR 35 million) and in Latina, Italy, (EUR 9.6 million); (ii) EUR 6.6 million for the completion of vials and cartridges capacity expansion; and (iii) EUR 5.7 million mainly related to Engineering capacity expansion, new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions and molds.

In the U.S., construction of the new facility in Fishers, Indiana continues to progress. We have launched validation activities in late 2023 and expect to start commercial operations in the second half of 2024.

At March 31, 2024 committed orders from our suppliers related to the ongoing investments amounting to approximately EUR 129.5 million, net of the expected contribution from BARDA.

Capital expenditures for maintenance, to increase quality and improve our IT systems as well as the efficiency of our production processes and the safety of our plants and production sites amounted to EUR 6.4 million. Capital expenditures for research and development, including laboratory equipment, molds and other related equipment, amounted to EUR 2.6 million.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2024	2023	EUR
Cash flows from operating activities	71.6	37.1	34.5
Cash flows used in investing activities	(102.1)	(114.9)	12.8
Cash flows from financing activities	146.9	8.0	138.9
Net change in cash and cash equivalents	116.3	(69.7)	186.0

Cash generated from operating activities

Net cash generated from operating activities was EUR 71.6 million for the three months ended March 31, 2024 (compared to cash generated of EUR 37.1 million for the three months ended March 31, 2023). For the three months ended March 31, 2024, the net cash generated from operating activities was primarily the result of (i) profit before taxes of EUR 25.7 million adjusted for EUR 21.7 million of depreciation and amortization expense and EUR 1.4 million of net finance expense, (ii) EUR 0.8 million from change in provisions and employee benefits, (iii) EUR 73.6 million cash generated from the change in trade receivables and other assets and (iv) EUR 0.2 of interest received. These cash inflows were partially offset by (i) EUR 34.2 million of cash absorbed from the net change in inventories and contract assets, (ii) EUR 14.5 million cash generated from the change in trade payables, contract liabilities, advances and other liabilities, (iii) EUR 2.1 million net other non-cash expenses, (iv) EUR 0.7 million net finance interests paid and (v) EUR 0.2 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was EUR 102.1 million for the three months ended March 31, 2024 (compared to EUR 114.9 million cash used in investing activities for the three months ended March 31, 2023), as we continued to execute our strategic investments in capacity expansion for high-value solutions to meet customer demand.

For the three months ended March 31, 2024 net cash used to acquire property and equipment as well as intangible assets amounted to EUR 102.7 million net of the advance payment of approximately EUR 1.4 million received from the U.S. Biomedical Advanced

Research and Development Authority (BARDA) which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies.

For the three months ended March 31, 2024 the net cash spent as price adjustment to acquire Perugini S.r.l. was EUR 0.2 million.

These cash outflows were partially offset by the proceeds from the investments in financial assets for EUR 0.8 million.

Cash generated from financing activities

Net cash flows generated from financing activities was EUR 146.9 million for the three months ended March 31, 2024 (compared to EUR 8.0 million used in financing activities for the three months ended March 31, 2023).

For the three months ended March 31, 2024, the net cash generated from financing activities was primarily related to the net proceeds generated from the completion of our upsized follow-on underwritten public offering of ordinary shares for EUR 170.5 and from borrowings for EUR 50.0 million. These cash inflows were partially offset by EUR 72.4 million repayments of borrowings and by EUR 1.3 million payment of the principal portion of lease liabilities,

Net change in cash and cash equivalents

The net change in cash and cash equivalents was EUR 116.3 million for the three months ended March 31, 2024, compared to EUR (69.7) million for the three months ended March 31, 2023.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurred when the financial results of foreign subsidiaries are converted into the Group's primary currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three months ended March 31, 2024 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended March 31, 2024	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported revenue	88.0	111.0	198.9	37.1	236.0
Effect of changes in currency translation rates	0.9	0.2	1.1	—	1.1
Constant Currency Revenue	88.9	111.1	200.0	37.1	237.1

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended March 31, 2024	88.9	111.1	200.0	37.1	237.1
Revenue for the three months ended March 31, 2023	76.7	118.8	195.5	42.4	238.0
Change in revenue at constant currency	12.1	(7.7)	4.4	(5.3)	(0.9)
% Change in revenue at constant currency	15.8%	-6.5%	2.3%	-12.6%	-0.4%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs that are unrelated to the underlying performance of the business, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain infrequently occurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2024, and 2023, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2024	2023	%
Net Profit	18.8	28.3	(33.5)%
Income taxes	6.9	7.8	(11.6)%
Finance income	(4.2)	(4.4)	(5.8)%
Finance expense	3.8	9.0	(58.2)%
Operating Profit	25.3	40.6	(37.8)%
Depreciation and Amortization	21.7	18.4	17.9%
EBITDA	47.0	59.0	(20.4)%
Adjusting items	3.6	2.9	25.0%
Adjusted EBITDA	50.6	61.9	(18.3)%

Revenue	236.0	238.0
Net Profit Margin (Net Profit/ Revenue)	8.0%	11.9%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	21.4%	26.0%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Income Taxes, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the three months ended March 31, 2024, and 2023.

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended March 31, 2024	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	47.0	25.3	6.9	18.8	0.07
Adjusting items:
Start-up costs new plants (1)	2.7	2.7	0.7	2.0	0.01
Restructuring and related charges (2)	0.9	0.9	0.2	0.7	0.00
Adjusted	50.6	28.9	7.8	21.5	0.08

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended March 31, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	59.0	40.6	7.8	28.3	0.11
Adjusting items:
Start-up costs new plants (1)	2.9	2.9	0.8	2.1	0.01
Adjusted	61.9	43.6	8.5	30.4	0.11

(1)
During the three months ended March 31, 2024 and 2023, the Group recorded EUR 2.7 million and EUR 2.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to commercial operation that are associated with recruiting, hiring, training and travel expenses of personnel.
(2)
During the three months ended March 31, 2024, the Group recorded EUR 0.9 million of restructuring and related charges among general and administrative expenses and research and development expenses. These are mainly employee costs related to the reorganization of some business functions.
(3)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

The following table sets forth the calculation of Adjusted Operating Profit Margin and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Operating Profit Margin. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

	(Amounts in EUR millions, except as indicated otherwise)
	For the three months ended March 31,
	2024	2023
Revenue	236.0	238.0
Operating Profit Margin (Operating Profit/ Revenue)	10.7%	17.1%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	12.3%	18.3%

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in property, plant and equipment and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets, excluding the grants which may take the form of a transfer of a non-monetary asset (such as land).

The following table sets forth the CAPEX for the three months ended March 31, 2024 and 2023:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2024	2023	€
Addition to Property, plants and equipment	69.7	112.1	(42.4)
Addition to Intangible Assets	2.2	1.1	1.1
CAPEX	71.9	113.2	(41.3)

See Note 17 “Other Intangible Assets” and Note 18 “Property, plant and equipment” to the Unaudited Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure see “Liquidity and Capital Resources - Capital Expenditure” above.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a paid-out cash basis.

The following table sets forth the calculation of Free Cash Flow for the three months ended March 31, 2024, and 2023:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2024	2023	€
Net cash flow from operating activities	71.6	37.1	34.5
Interest paid	0.7	0.9	(0.2)
Interest received	(0.2)	(0.2)	—
Purchase of property, plant and equipment	(100.5)	(127.7)	27.2
Purchase of intangible assets	(2.2)	(1.1)	(1.1)
Free Cash Flow	(30.6)	(91.0)	60.4

For further information on cash flow see “Liquidity and Capital Resources” and “Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, which is a metric used by management to analyze the financial stability of our business. Net (Debt)/ Cash is calculated as the sum of current and non-current financial liabilities, less the sum of the other current financial assets, other non-current financial assets - Fair value of derivatives financial instruments and cash and cash equivalents.

	(Amounts in EUR million, except as indicated otherwise)
	At March 31,	At December 31,
	2024	2023
Non-current financial liabilities	(280.5)	(255.6)
Current financial liabilities	(96.2)	(143.3)
Other non-current financial assets - Fair value of derivatives financial instruments	0.2	0.6
Other current financial assets	3.3	4.4
Cash and cash equivalents	186.3	69.6
Net (Debt)/ Cash	(186.9)	(324.4)

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of provisions and non-current liabilities (excluding non-current advances from customers). Net working capital is the difference between current assets and current liabilities, excluding current financial assets, current financial liabilities and cash and cash equivalents, plus non-current advances from customers.

	(Amounts in EUR million, except as indicated otherwise)
	At March 31,	At December 31,
	2024	2023
- Goodwill and Other intangible assets	81.0	81.0
- Right of use assets	18.0	18.2
- Property, plant and equipment	1,089.4	1,028.5
- Financial assets - investments FVTPL	0.7	0.7
- Other non-current financial assets	4.5	4.5
- Deferred tax assets	79.1	76.3
Non-current assets excluding FV of derivative financial instruments	1,272.7	1,209.2

- Inventories	283.1	255.3
- Contract assets	178.8	172.6
- Trade receivables	221.0	301.8
- Trade payables	(239.4)	(277.8)
- Advances from customers	(13.7)	(22.9)
- Non-current advances from customers	(41.1)	(39.4)
- Contract liabilities	(25.8)	(22.3)
Trade working capital	362.9	367.2

- Tax receivables and Other receivables	67.3	58.2
- Tax payables and Other liabilities	(112.0)	(107.0)
- Current provisions	(1.1)	(1.1)
Net working capital	317.1	317.4

- Deferred tax liabilities	(10.2)	(9.6)
- Employees benefits	(7.4)	(7.4)
- Non-current provisions	(3.9)	(4.0)
- Other non-current liabilities	(50.9)	(48.5)
Total non-current liabilities and provisions	(72.4)	(69.5)

Capital Employed	1,517.4	1,457.1

Net (Debt)/ Cash	(186.9)	(324.4)

Total Equity	(1,330.4)	(1,132.6)

Total Equity and Net (Debt)/ Cash	(1,517.4)	(1,457.1)

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly relating to difficulties in meeting the obligations associated with financial liabilities that are settled by cash or another financial asset; particularly with respect to the availability of funds and the possibility to access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities.
•
commodity risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities prices, can cause significant business challenges that can, in turn, affect production costs, product pricing, company margins and cash flows, value of assets and liabilities.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which we operate. Also, it can be difficult to move production between plants in different countries where we operate, due to regulatory and validation requirements, which can further impact foreign currency exchange rate risk.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/ (loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance and are therefore identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them.

We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy, approved by the Board of Directors of Stevanato Group S.p.A. Hedging activities are mainly executed at corporate level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, taking into account also budgeted future revenue/ costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.

•
The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures include the exchange rate between the Euro and the following currencies: Japanese Yen and Danish Krone. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and Switzerland. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro. Similarly, intercompany financing may lead to a foreign exchange rate impact due to different functional currencies.
•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk. While fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, there was no specific hedging in this respect at March 31, 2024.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the three months ended March 31, 2024, except for those arising from financial instruments measured at fair value, amounted to a net gain of EUR 2.1 million (compared to EUR 4.3 million net loss for the three months ended March 31, 2023).

There have been no substantial changes in the first quarter of 2024 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward, swap contracts, and collar options are used to manage the exposures. Such instruments are designated as cash flow hedges only in part and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

The following table presents an analysis of sensitivity to a change in exchange rates for the currencies the Group is majorly exposed to. With all other variables held constant, the Group’s marginality is affected as follows:

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(Amounts in EUR millions)
Euro	1%	(1)%	(1.4)	1.4
US dollar	3%	(3)%	(4.1)	4.4
	5%	(5)%	(6.7)	7.4

Euro	1%	(1)%	0.2	(0.2)
Mexican Pesos	3%	(3)%	0.7	(0.8)
	5%	(5)%	1.2	(1.3)

Euro	1%	(1)%	(0.1)	0.1
China Renmimbi	3%	(3)%	(0.3)	0.4
	5%	(5)%	(0.5)	0.6

Information on interest rate risk

Interest rate risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering EUR 147.7 million out of a total of EUR 268.1 million variable rate loans.

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(Amounts in EUR millions)
	+20 BP	-20 BP	0.2	(0.2)
	+50 BP	-50 BP	0.5	(0.5)
	+100 BP	-100 BP	0.9	(0.9)

Our most significant floating rate financial assets at March 31, 2024 are cash and cash equivalents.

While the risk arising from net investments in foreign subsidiaries is monitored, no active hedging is currently in place.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated from or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•
centralizing liquidity management;
•
centralizing cash through cash pooling techniques;
•
maintaining a conservative level of available liquidity;
•
diversifying sources of funding of medium and long-term financing;
•
obtaining adequate credit lines;
•
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
•
monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through our existing relationships with banks, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility. However, there can be no assurance that we will be able to obtain additional capital, or at acceptable costs.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet.

If customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also impact our financial position. Our credit risk is mitigated by our consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. At March 31, 2024, our days sales outstanding increased by 18 days to 85 days, compared to 67 days at December 31, 2023.

Trade receivables at March 31, 2024 amounted to EUR 227.5 million (compared to EUR 308.4 million at December 31, 2023), net of the allowance for doubtful accounts amounting to EUR 6.5 million (compared to EUR 6.7 million at December 31, 2023).

Commodity risk

As the Group consumes large amounts of natural gas and electricity for its operating activities, it entered into commodity swap contracts for certain utilities to mitigate commodity risk and the increased volatility in natural gas and electricity prices over the past 12 months.

These commodity swap contracts, which are effective from February 2023, are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity for which floating-price contracts are in place. Hedging the price volatility of our expected natural gas and electricity consumption is in line with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "Commission") and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Exchange Act. As such, the Company is not required to file quarterly reports with the Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission under cover of Form 6-K on a voluntary basis.

As disclosed in Part II, "Item 15. Controls and Procedures" of its Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Commission on March 7, 2024 (“2023 Annual Report”), during their evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the 2023 Annual Report, the Company's Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2023 due to the material weaknesses reported in the 2023 Annual Report.

The Company is committed to establishing and maintaining a strong internal control environment and is implementing measures designed to help ensure that control deficiencies contributing to the material weaknesses are remediated on a timely basis. The Company has made progress towards remediation and continues to implement its remediation plan for the previously reported material weaknesses, which includes steps to: (i) strengthen the accounting and IT structure to adequately address the identified deficiencies; (ii) conduct intensified training activities dedicated to control owners to ensure control awareness and compliance with the Sarbanes-Oxley requirements, with particular regard to formalization and documentation of controls; (iii) enhance the design and implementation of the business process controls, in order to review all necessary controls across its business processes to ensure complete and accurate financial reporting; (iv) enhance the design and operation of controls related to the period-end financial reporting process; and (v) enhance the design and implementation of the information technology general controls, including controls over program change management, the review and update of access rights.

Some of these remediation activities were already initiated during the fourth quarter of 2023, having continued during the first quarter of 2024 (including a digital transformation program aimed at reinforcing the IT systems and the underlying information used in a cross-functional level), and are currently ongoing.

While the foregoing measures are intended to effectively remediate the identified material weaknesses, it is possible that additional remediation steps will be necessary. As the Company continues to evaluate and implement its plan to remediate its material weaknesses in its internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these material weaknesses are remediated, the Company plans to continue to perform additional analyses and other procedures to help ensure that its condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Changes in Internal Control Over Financial Reporting

Other than the changes related to the Company's remediation efforts described above, there were no changes in internal control over financial reporting during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect,the Company's internal control over financial reporting.

Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and other claims that might give rise to liability, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management will monitor ongoing Legal Proceedings and would evaluate the needs for additional disclosure in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 7, 2024.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Defaults Upon Senior Securities

None.

Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: May 9, 2024	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer